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                                                                    EXHIBIT 99.1

                                                           [English Translation]
                                                                    May 13, 2003


                              HANARO TELECOM, INC.


                   LEASE OF REAL ESTATE TO AFFILIATED COMPANY

1. Name (Name of Lessee)                                                 Dreamline Co., Ltd.
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   - Relation with Our Company                                            Affiliated company
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2. Details of Lease
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   a. Date of Lease                                                          May 13, 2003
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   b. Real Estate subject of Lease                                              Building
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   c. Location                                               837-3 Youngdeung-dong, Iksan-shi,
                                                             Jeonrabuk-do, Korea
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                                    Period of Lease                  May 13, 2003 - April 30, 2004
                                   ----------------------- -------------------------------------------------
    d. Specifics of Lease           Deposit (KRW)
                                   ----------------------- -------------------------------------------------
                                    Rent (KRW)                                                     1,885,725
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3. Purpose of Lease                                        To lease to Dreamline for its use as
                                                           transmission offices.
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4. Date of Decision (Resolution Date of Board of                             May 13, 2003
Directors)
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  - Presence of Outside Director(s)                                               -
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  - Presence of Auditor(s)                                                        -
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5. Applicability of Fair Trade Act                                                -
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                                                             -The rent includes rent, maintenance fee,
                                                             hydro and utility.
                                                             - The date of decision is the date of signing
6. Others                                                    of the contract.
                                                             - The lease contract shall be automatically
                                                             renewable for a year unless there is a notice
                                                             of termination of the contract.
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